Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106,

Hanover, Maryland 21076

January 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Christopher Edwards

Re:	Processa Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-283986)

Ladies and Gentlemen:

Reference is made to our letter to you dated January 17, 2025 (the “Acceleration Request”) to request that the Processa Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-283986) be declared effective at 5:00 p.m., Eastern time, on January 23, 2025, or as soon as practicable thereafter. We now respectfully withdraw the Acceleration Request.

The Registrant respectfully requests that you contact Michael Kirwan of Foley & Lardner LLP by telephone call to (904) 633-8913 with any questions or requests for additional information.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ George Ng
George Ng
Chief Executive Officer